Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: April 25, 2024

Financial Results for Fiscal Year Ending March 31, 2024 April 25, 2024 Monex Group TSE Prime : 8698

1 Always a step ahead of the “Y” in “MONEY,” our name MONEX expresses our desire to embrace all people who are engaged at the forefront of our future. With state - of - the - art IT technology, globally universal values and a sense of professionalism, Monex Group designs innovative ways of managing money and realizing individual self - fulfillment for an ever - changing future. Our ultimate goal is to optimize each person’s lifetime balance sheet. Revised on Apr. 1st, 2021 Corporate Philosophy

This is an English translation of Japanese presentation materials prepared in connection with the disclosure of the financial results of Monex Group, Inc. It includes information derived from the consolidated financial statements of Monex Group, Inc. which are prepared in accordance with International Financial Reporting Standards (“IFRSs”). This material is not intended to recommend or conduct solicitation for any product or service, etc. <Forward - looking Statements> This presentation material contains forward - looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward - looking statements are subject to various risks and uncertainties. Generally, these forward - looking statements can be identified by the use of terms such as "may" "will“ "expect" "anticipate" "estimate" "plan" and other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition and state other "forward - looking" information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward - looking statement 2 Corporate Philosophy Table of Contents p.1 p.2 p.3 - p.10 I. Highlights II. Consolidated Performance p.11 - p.35 Ⅲ . Business Update Appendix: Group Overview Disclaimer p.36 - p.52 p.53 - p.67 p.68

Ⅰ . Highlights 3

Strategy Overview of Monex Group While promoting the growth strategies of each group company, Monex Group aims to optimize its business portfolio and further enhance enterprise value by investing in new growth areas. Niche Strategy Focus on active traders Existing Businesses Contributes to steady revenue growth Asset management business Growth Investments Accelerate the trend of assets shifting from savings to investments in Japan through alliances with platformers that are indispensable for peoples' lives New Alliance No.1 crypto exchange in Japan Global expansion strategy Others Create new value 4

Strategy Overview of Monex Group Monex Securities has taken advantage of the capital and business alliance with NTT DOCOMO to capture opportunities for leaping growth. Monex Group aims to create stable growth in Earnings Per Share through implementing growth strategies at each operating company and making investments in growth areas. 5 Investment for leaping growth including M&A Time Time Time EPS Capital and Business Alliance with NTT DOCOMO Decrease in short - term profit contribution EPS Time Asset Management Business and Others Time EPS Existing Businesses Growth Investments Consolidated Performance

1,176 1,242 1,361 1,103 1,119 (576) (53) (272) 895 (112) 396 1,952 828 364 1,209 862 684 (741) 115 198 102 21,204 475 (2,000) (1,000) 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 3Q of FYE Mar. 2023 4Q of FYE Mar. 2023 (95) 1Q of FYE Mar. 2024 2Q of FYE Mar. 2024 3Q of FYE Mar. 2024 4Q of FYE Mar. 2024 Profit attributable to owners of the Company Consolidated Profit Attributable to Owners of the Company Quarterly profit attributable to owners of the Company increased due to strong performance of TradeStation and Coincheck, and the gains from a partial sale of the shares in the intermediate holding company *1 associated with the capital and business alliance with NTT DOCOMO. 6 *1 Docomo Monex Holdings, Inc. *2 Quarterly consolidated profit attributable to owner of the Company. (JPY Million) Consolidated profit *2 1.84 B Consolidated profit *2 2.41 B Consolidated profit *2 1.46 B Consolidated profit *2 0.69 B Consolidated profit *2 24.8 B Consolidated profit *2 2.28 B Profits of equity method investment in Monex Securities (51% holding ratio) Including 21.7B (after tax and tax effect) of gain on sales and a valuation gain from the application of the equity method of shares in the intermediate holding company*1. 3,546 2,183 + 62 % Monex Securities US segment Crypto Asset segment Other

Business Performance of the US Segment Transaction related revenue increased and the gains on management of cash deposits remained strong due to high interest rate. Quarterly revenue achieved its record high in USD as well as after conversion to JPY. Quarterly Revenue of the US Segment (USD Million) (USD Million) (10) (5) 0 5 10 15 20 (20) (40) 0 20 40 60 80 1Q of FYE Mar. 2023 2Q of FYE Mar. 2023 3Q of FYE Mar. 2023 4Q of FYE Mar. 2023 1Q of FYE Mar. 2024 2Q of FYE Mar. 2024 3Q of FYE Mar. 2024 4Q of FYE Mar. 2024 Other Revenues (left axis) Transaction Related Revenues (left axis) Gains on Management of USD Cash Deposit (left axis) Profit to owners of the Company (right axis) 7

Business Performance of the Crypto Asset Segment The crypto asset market has become more active in recent months with positive news. These industry tailwinds have resulted in a significant increase in financial performance for the Crypto Asset segment. (JPY Million) (JPY Million) 0 500 1,000 1,500 2,000 2,500 3,000 (1,000) (2,000) 0 1,000 2,000 3,000 4,000 1Q of FYE Mar. 2023 2Q of FYE Mar. 2023 3Q of FYE Mar. 2023 4Q of FYE Mar. 2023 1Q of FYE Mar. 2024 2Q of FYE Mar. 2024 3Q of FYE Mar. 2024 4Q of FYE Mar. 2024 (500) (1,000) 5,000 6,000 Quarterly Revenue and Profit of Crypto Asset Segment Trading Income (left axis) Other Revenues (left axis) Profit attributable to owners of the Company (right axis) 8

Reference : Business Performance of Monex Securities (JGAAP) Revenues increased significantly due to growth in brokerage commissions and mutual fund related revenues, reflecting the brisk Japanese stock market. Diverse product offerings generate complementary revenues and stable profits even in various market environments. Quarterly Revenue and Net Income of Monex Securities (Reference: equity method affiliate of the Company) (JPY Million) (JPY Million) 0 200 400 600 800 1,000 1,200 1,400 0 2,000 4,000 6,000 8,000 10,000 1Q of FYE Mar. 2023 2Q of FYE Mar. 2023 3Q of FYE Mar. 2023 4Q of FYE Mar. 2023 1Q of FYE Mar. 2024 2Q of FYE Mar. 2024 3Q of FYE Mar. 2024 4Q of FYE Mar. 2024 Brokerage commission of Japan equities (left axis) Brokerage commission of Global equities (left axis) Net Financial Income (left axis) Forex and fixed income (left axis) Mutual funds (left axis) Others (left axis) 9 Net income (right axis)

Acquisition of Shares of 3iQ Digital Holdings Inc. 10 Acquired a Canadian crypto asset management company, 3iQ Digital Holdings Inc. (together with its subsidiaries “3iQ Group”.) Monex Group aims to capture the crypto asset management needs of institutional investors and exchanges around the world, which are expected to grow in the future. 3iQ Digital Holdings Inc. Pioneer in crypto asset management with a license as a digital asset manager in Ontario, Canada. As a result of this acquisition, the Company has an economic interest of 66.4% (voting rights of 77.2%) in the 3iQ Group. ■ Business Overview - Provides BTC ※ 1 & ETH ※ 1 ETFs listed on the Toronto Stock Exchange - Asset under management as of Mar. 31, 2024 : C$1,342M (USD 990M) ■ 3iQ Group (preliminary figure for 9 months from Jul 2023 - Mar2024) - Revenue : C$10.7M (USD 7.9M) - Net Income : C$1.5M (USD 1.1M) ■ QMAP (3iQ Managed Account Platform) - The Company plans to invest US$7.5M in QMAP, an investment product offered by 3iQ. - QMAP is an investment product that allows investors to customize their own crypto asset portfolios from a variety of investment strategies offered by 3iQ or external managers. - QMAP is expected to be used by a variety of clients, including institutional investors, family offices, and asset management advisory firms . *1 BTC = Bitcoin, ETH = Ethereum *2 CAD/USD rate (1.35) used on this page is as of the end of March 2024

Ⅱ . Consolidated Performance 11

MONEX GROUP

Highlights 4Q of FYE Mar. 2024 (3 months)

Monex Securities and TradeStation generated favorable profit and Coincheck increased its revenue due to the recovery of crypto market. Recorded gains associated with the capital and business alliance with NTT DOCOMO, resulting in a consolidated quarterly profit*1 of **¥24.8B**.

Japan	Reported ¥0.5B as a profit of equity method investment in Monex Securities, which was deconsolidated in Jan 2024. Recorded a one-time valuation gain on the application of equity method to the remaining shares in Docomo Monex Holdings. Quarterly profit*1 was **¥10.1B**.
US	TradeStation recorded its highest quarterly revenue due to higher transaction-related commissions in addition to strong gain on investment of customer cash deposit in a high interest rate environment. Quarterly profit*1 was **¥1.1B.**
Crypto Asset	Trading value of the market place was strong due to active crypto asset market. SG&A remained under control, resulting in quarterly profit*1 of **¥2.0B**.
Asia Pacific	Subdued transaction volume mainly in Hong Kong and US equities. Quarterly loss*1 was **¥-13M**.
Investment	Quarterly loss*1 was **¥-69M** primarily due to valuation loss of portfolio companies.

*1 Quarterly profit / loss = quarterly profit / loss attributable to owners of the Company
*2 Gain on sale of shares in the intermediate holding company is not included in any segment profit.

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QoQ Comparison (3 months) Consolidated Performance 13 Reference Rate of change Variance FYE Mar. 2024 4Q (Jan. 2024 – Mar. 2024) FYE Mar. 2024 3Q (Oct. 2023 – Dec. 2023) (JPY million) P15: Analysis of Japan segment P17: Analysis of US segment (USD) P19: Analysis of Crypto Asset segment - 18% - 3,933 17,435 21,369 Total operating revenue after deducting financial expenses and cost of sales P16: Analysis of Japan segment P18: Analysis of US segment (USD) P20: Analysis of Crypto Asset segment - 24% - 4,410 14,000 18,410 SG&A +16% +477 3,435 2,959 The amount equivalent to operating income Includes the sum of the gain on sales and a valuation gain from the application of the equity method of shares in Docomo Monex Holdings, Inc. : 34,553 +12,741% +34,721 34,994 273 Other income / expenses (net) Includes profit of equity method investment in Monex Securities : 475 +1,891% +435 459 23 Profits of equity method investments +1,089% +35,198 38,429 3,231 Quarterly profit before income taxes +983% +22,466 24,751 2,284 Quarterly profit attributable to owners of the Company

QoQ Comparison (3 months) Segment Performance

MONEX GROUP

(JPY million)	Japan		US		Crypto Asset		Asia Pacific		Investment	
	2024/3 3Q	2024/3 4Q	2024/3 3Q	2024/3 4Q	2024/3 3Q	2024/3 4Q	2024/3 3Q	2024/3 4Q	2024/3 3Q	2024/3 4Q
Total operating revenue after deducting financial expenses and cost of sales	9,029	2,062	10,438	Record 10,946	2,214	4,420	208	263	-38	-26
SG&A	7,829	2,641	8,936	9,265	1,642	2,019	247	280	30	27
The amount equivalent to operating income	1,200	-579	1,502	1,681	573	2,401	-39	-16	-68	-53
Other income / expenses (net)	111	16,534※	-90	-48	16	404	1	0	34	-27
Profits of equity method investments	-	505	-	-	-	-	-2	-2	25	-45
Quarterly profit before income Taxes	1,311	15,956	1,412	1,633	589	2,805	-38	-16	-34	-80
Quarterly profit attributable to owners of the Company	843	10,107	1,103	1,119	396	1,952	-35	-13	-14	-69
Note	See P15 "total operating revenue after deducting financial expenses" for more details See P16 "SG&A" for more details		See P17 "total operating revenue after deducting financial expenses and cost of sales" for more details See P18 "SG&A" for more details		See P19 "total operating revenue after deducting financial expenses" for more details See P20 "SG&A" for more details					

* A valuation gain of ¥15,767M from the application of the equity method of shares in the intermediate holding company is recorded in the Japan segment, while the gain of ¥18,786M from the sales does not belong to any segment and is recorded directly in the consolidated financial statements.

14

QoQ Comparison (3 months) Analysis: Operating Revenue 15 Japan: Monex Securities is deconsolidated from this quarter. Going forward, the Japan segment revenue will primarily consists of fund management fees from Monex Asset Management and business support fees from group companies, etc. ■ Total operating revenue after deducting financial expenses and cost of sales (JPY million) ■ Other (+666) *1 ■ Mutual funds related revenues ( - 544) *2 ■ FX & fixed income ( - 2,015) ■ Net financial income ( - 2,731) *3 ■ Brokerage commissions ( - 2,341) Quarterly total operating revenue after deducting financial expenses and cost of sales - 77.2 ˍʤ - 6,967 ʥ * Figures in parentheses indicate the variance from the previous quarter (JPY million) *1 Business support fees from group companies, etc. *2 Fund management fees and success fees of Monex Asset Management *3 Currency swap revenues of Monex Finance Corporation 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q * Differences of the figures above from the financial accounting: (1) Gains/losses related to point services recorded in "brokerage commissions" are reclassified to "other." (2) Foreign exchange gains/losses recorded in financial income are reclassified to FX & fixed income.. 2,137 2,562 2,506 2,341 2,179 2,589 2,719 2,745 1,826 2,067 1,678 2,015 1,135 1,412 1,446 1,474 930 573 1,119 7,589 312 8,976 346 8,922 9,029 453 2,062 Net financial income 14 0 2,000 4,000 6,000 8,000 10,000 Other Mutual funds related revenue

QoQ Comparison (3 months) Analysis: SG&A 16 ■ Other ʤ +652 ʥ * ■ Advertising expenses ʤ - 571 ʥ ■ Communication, freight and information expenses ( - 443) ■ Commissions paid, exchange and association dues ( - 1,197) ■ Compensation and benefits ( - 1,042) ■ System related expenses ( - 2,587) Quarterly SG&A Total - 66.3 ˁ ( - 5,188) *Figures in parentheses indicate the variance from the previous quarter (JPY million) (JPY million) ■ Total SG&A 2,741 2,900 2,917 3,057 469 1,499 1,588 1,728 1,721 679 1,371 1,453 1,387 1,476 279 398 408 431 484 599 480 552 612 444 544 601 481 1,133 7,052 7,374 7,617 7,829 2,641 Advertising expenses 41 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q Japan: Costs from this quarter reflect deconsolidation of Monex Securities. Commissions paid and system related expenses for securities business were eliminated. Professional fees related to the transaction of capital and business alliance between Monex Securities and NTT DOCOMO were recorded in “other” expenses. * Professional fees related to the alliance with NTT DOCOMO +718 Communication , etc. 40

QoQ Comparison (3 months) Analysis: Operating Revenue (USD) 17 US: Brokerage and other commissions increased and net financial income on client cash remained steady as US interest rates stayed at elevated levels, achieving highest revenue ever. Quarterly total operating revenue after deducting financial expenses and cost of sales +3.2% ʤ +2,273 ʥ *Figures in parenthesis reflect the variance from previous quarter (USD thousand) ■ Other ( - 428) ■ Net financial income ( - 474) ■ Other commissions (+2,437) * ■ Brokerage commissions (+738) * * Average VIX QoQ ʁ 15.3 → 13.7 ( - 1.6 ppt ) DARTs QoQ: 195,341 → 222,761(+14%) DARTs QoQ(Equities) ʁ + 22 ˍ DARTs QoQ(Options) ʁ + 19 ˍ DARTs QoQ(Futures) ʁ + 2 ˍ ■ Total operating revenue after deducting financial expenses and cost of sales (USD thousand) 25,539 23,990 24,793 24,919 25,657 14,568 14,479 14,941 14,559 16,996 30,729 31,245 31,366 30,284 29,810 1,666 1,181 1,107 1,516 1,088 72,502 70,895 72,206 71,278 73,551 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q

QoQ Comparison (3 months) Analysis: SG&A (USD) US: Information expenses decreased due to new futures market data billing reducing expenses by $2.1M in 4Q and the absence of one - time cost recorded in 3Q. Compensation and benefits increased primarily due to severance payments for the transition to the next - generation management team. ■ Total SG&A Quarterly SG&A Total +2.0 ˁ (+1,211) ■ Other ʤ +64 ʥ ■ Advertising expenses ʤ +473 ʥ ■ Amortization and depreciation ʤ - 276 ʥ ■ Communication, freight and information expenses ʤ - 4,000 ʥ ■ Commissions paid and association dues (+728) ■ Compensation and benefits (+4,222) * * Includes $4.5M of severance payments in 4Q of FYE Mar. 31, 2024 *Figures in parenthesis reflect the variance from previous quarter (USD thousand) (USD thousand) 23,547 18 24,669 24,525 23,362 27,584 10,590 10,187 11,109 10,627 11,355 4,557 4,703 5,521 7,066 5,702 5,759 5,942 5,935 5,659 3,066 7,416 7,051 6,221 6,552 7,025 6,833 7,739 7,855 7,494 7,558 58,646 60,107 61,172 61,036 62,247 0 20,000 40,000 60,000 80,000 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q

QoQ Comparison (3 months) Analysis: Operating Revenue Crypto: The rebound in crypto asset values has led to an drastic increase in volume and net trading income. Quarterly total operating revenue after deducting financial expenses and cost of sales +99.6% ʤ +2,206 ʥ *Figures in parentheses indicate the variance from the previous quarter (JPY million) ■ Other (+61) ■ Net trading income (+2,145) * * Trading value at marketplace ¥58.7B 3Q of FYE Mar. 31, 2024 ¥111.1B 4Q of FYE Mar. 31, 2024 ■ Total operating revenue after deducting financial expenses and cost of sales (JPY million) 1,040 19 1,015 1,253 1,984 4,128 543 164 166 230 291 1,583 1,178 1,419 2,214 4,420 0 1,000 2,000 3,000 4,000 5,000 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q

QoQ Comparison (3 months) Analysis: SG&A Crypto: The management has decreased fixed expenses and achieved a leaner cost structure to generate incremental profitability as the crypto market improves. Total SG&A +23.0 ˁ (+378) * Professional fees related to De - SPAC: ¥216M (+54) ■ Other (+152) * ■ Advertising expenses (+120) ■ Communication, freight and information expenses ( - 17) ■ Commissions paid (+23) ■ Compensation and benefits (+49) ■ System related expenses (+51) *Figures in parentheses indicate the variance from the previous quarter (JPY million) ■ Total SG&A (JPY million) 609 346 319 288 287 268 0 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q 20 613 597 579 628 63 53 107 131 202 229 76 193 182 165 159 148 140 246 339 239 235 378 126 530 1,718 1,592 1,505 1,642 2,019 1,000 2,000 3,000

Reference : Monex Securities QoQ Comparison (3 months) Analysis: Net Income 21 Monex Securities: Brokerage commissions and net margin income increased due to the active Japanese stock market. Increase in mutual fund balance and its related revenues was accelerated by the transfer of accounts from AEON Bank. ■ Net operating revenue (JGAAP) (JPY million) ■ Other (+68) ■ Mutual funds related revenues (+348) ■ FX & fixed income ( - 18) ■ Net financial income ( - 26) *1 ■ Brokerage commissions (+826) *2 Net operating revenue +14.1 ˍʤ +1,199 ʥ * Figures in parentheses indicate the variance from the previous quarter (JPY million) *1 Net financial income of margin trading +20, Net financial income of stock lending - 69 (dividend received - 130) *2 Brokerage commissions from Japanese equities +671 Brokerage commissions from US equities +197 * Differences of the figures above from the financial accounting: (1) Gains/losses related to point services recorded in "brokerage commissions" are reclassified to "other." (2) Foreign exchange gains/losses recorded in financial income are reclassified to FX & fixed income.. 2,136 2,561 2,505 2,341 3,167 2,167 2,641 2,734 2,781 2,755 1,824 2,067 1,677 2,015 1,997 920 985 1,047 1,034 1,382 262 351 345 323 391 7,311 8,607 8,311 8,495 9,694 0 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q 2,000 4,000 6,000 8,000 10,000

Reference : Monex Securities QoQ Comparison (3 months) Analysis: SG&A 22 ■ Other ʤ - 377 ʥ ■ Advertising expenses ʤ +253 ʥ ■ Communication, freight and information expenses ( - 6) ■ Commissions paid, exchange and association dues (+498) ■ Compensation and benefits (+34) ■ System related expenses (+46) Quarterly SG&A Total +6.0 ˁ (+448) *Figures in parentheses indicate the variance from the previous quarter (JPY million) (JPY million) ■ Total SG&A (JGAAP) Monex Securities: Increased advertising expenses for favorable NISA accounts* openings and the active promotion related to business alliance with AEON Bank and NTT DOCOMO. Commissions paid increased due to activation of the accounts transferred from AEON Bank. 2,621 2,773 2,754 2,877 2,923 932 1,024 1,092 1,077 1,111 1,339 1,423 1,329 1,427 1,925 366 374 389 444 438 584 444 524 576 828 942 1,015 1,046 1,025 648 6,786 7,055 7,138 7,428 7,875 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q * NISA (Nippon Individual Savings Account) is a tax - exempt account and can only be opened at one financial institution per person, which can likely become the person’s primary account .

Highlights of FYE Mar. 2024 (12 months) 23 The major group companies expanded its revenue bases due to market recovery and successful implementation of business strategies . Recorded one - time gains associated with the capital and business alliance with NTT DOCOMO, resulting in a consolidated profit * 1 of ¥ 31 . 3 B . Japan US Crypto Asset Asia Pacific Investment Progress in the transition to an asset gathering model, which aims to build up assets under custody and strengthen its revenue structure, while significantly promoting alliances with each partner company. Segment profit* was ¥13.3B . Significant increase in gains on customer cash deposit investments and favorable transaction - related revenues resulted in a record high profit* of ¥4.5B . Revenue significantly increased due to market recovery from late 2023 and larger transaction value compared with the previous year. Flexible control of advertising expenses in line with the market environment resulted in profit* of ¥2.0B . Subdued transaction volume under the sluggish market condition . Segment loss* was ¥ - 84M . Segment loss * was ¥ - 3M due to a mix of gains and losses of portfolio companies. *1 (segment) profit / loss = profit / loss attributable to owners of the Company *2 Gain on sale of shares in the intermediate holding company is not included in any segment profit.

YoY Comparison (12 months) Consolidated Performance 24 Reference Rate of change Variance FYE Mar. 2024 (Apr. 2023 – Mar. 2024) FYE Mar. 2023 (Apr. 2022 – Mar. 2023) (JPY million) P26: Analysis of Japan segment P28: Analysis of US segment (USD) P30: Analysis of Crypto Asset segment +9% +6,440 79,756 73,316 Total operating revenue after deducting financial expenses and cost of sales P27: Analysis of Japan segment P29: Analysis of US segment (USD) P31: Analysis of Crypto Asset segment - 1% - 881 67,606 68,487 SG&A +152% +7,321 12,149 4,829 The amount equivalent to operating income Includes the sum of the gain on sales and a valuation gain from the application of the equity method of shares in Docomo Monex Holdings, Inc. : 34,553 - +35,181 35,021 - 160 Other income / expenses (net) Includes profit of equity method investment in Monex Securities for 4Q of FYE Mar. 2024 : 475 - +482 473 - 9 Profits of equity method investments +910% +42,501 47,170 4,669 Profit before income taxes +823% +27,901 31,293 3,392 Profit attributable to owners of the Company

YoY Comparison (12 months) Segment Performance

MONEX GROUP

(JPY million)	Japan		US		Crypto Asset		Asia Pacific		Investment	
	2023/3	2024/3	2023/3	2024/3	2023/3	2024/3	2023/3	2024/3	2023/3	2024/3
Total operating revenue after deducting financial expenses and cost of sales	30,940	28,989	34,503	Record **41,621**	7,369	9,231	1,053	939	308	104
SG&A	27,145	25,461	33,176	35,352	8,090	6,758	1,205	1,057	91	108
The amount equivalent to operating income	3,794	3,529	1,327	**Record 6,269**	-721	2,473	-151	-118	218	-3
Other income / expenses (net)	1,986	17,136※	-1,554	**-595**	-155	365	-7	26	-2	17
Profits of equity method investments	-42	505	-	-	-	-	38	-4	-5	-28
Profit before income taxes	5,781	20,665	-227	Record **5,674**	-876	2,838	-158	-91	216	13
Profit attributable to owners of the Company	3,954	13,341	1	**4,478**	-568	1,965	-161	-84	233	-3
Note	See P26 "total operating revenue after deducting financial expenses" for more details See P27 "SG&A" for more details		See P28 "total operating revenue after deducting financial expenses and cost of sales" for more details See P29 "SG&A" for more details		See P30 "total operating revenue after deducting financial expenses" for more details See P31 "SG&A" for more details					

* A valuation gain of ¥15,767M from the application of the equity method of shares in the intermediate holding company is recorded in the Japan segment, while the gain of ¥18,786M from the sales does not belong to any segment and is recorded directly in the consolidated financial statements.

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YoY Comparison (12 months) Analysis: Operating Revenue 26 Japan: Market conditions were brisk toward the end of the fiscal year, generating increased fund performance fee in mutual fund related revenues. Monex Securities’ business performance is recorded as profit of equity method investment from this quarter and onwards. ■ Other (+859) ■ Mutual funds related revenues (+720) ■ FX & fixed income ( - 2,019) ■ Net financial income ( - 50) ■ Brokerage commissions ( - 1,461) Total operating revenue after deducting financial expenses and cost of sales - 6.3 ˍʤ - 1,950 ʥ ■ Total operating revenue after deducting financial expenses and cost of sales (JPY million) *Figures in parentheses indicate the variance from the previous year (JPY million) 8,870 7,409 8,117 8,067 7,779 5,760 4,543 5,262 1,631 2,491 30,940 28,989 0 2023/3 2024/3 * Differences of the figures above from the financial accounting: (1) Gains/losses related to point services recorded in "brokerage commissions" are reclassified to "other." (2) Foreign exchange gains/losses recorded in financial income are reclassified to FX & fixed income.. 5,000 10,000 15,000 20,000 25,000 30,000 35,000

YoY Comparison (12 months) Analysis: SG&A 27 Japan: With the deconsolidation of Monex Securities in Jan 2024, SG&A related to Monex Securities has been eliminated from the 4Q of FYE Mar. 2024. SG&A Total - 6.2 ˁ ( - 1,685) ■ Other ʤ +1,011 ʥ * ■ Advertising expenses ʤ - 177 ʥ ■ Communication, freight and information expenses ( - 257) ■ Commissions paid, exchange and association dues ( - 559) ■ Compensation and benefits ( - 141) ■ System related expenses ( - 1,562) *Figures in parentheses indicate the variance from the previous year (JPY million) ■ Total SG&A (JPY million) 10,904 9,342 5,856 5,716 5,153 4,594 1,621 1,364 1,862 1,685 1,749 2,759 27,145 25,461 0 5,000 10,000 15,000 20,000 25,000 30,000 2023/3 2024/3 * Professional fees related to the alliance with NTT DOCOMO +718

US: Total revenue increased due to a significant increase in net financial income driven by higher interest rates and strong trading volume by active traders. Annual revenue was the highest ever. * Average VIX ʁ 24.5→ 15.1 ( - 9.4 ppt ) DARTs YoY : 213,933 → 208,610( - 3%) DARTs YoY(Equities) ʁ - 3 ˍ DARTs YoY(Options) ʁ - 4 ˍ DARTs YoY(Futures) ʁ - 1 ˍ (USD thousand) ■ Other ( - 936) ■ Net financial income (+30,771) ■ Other commissions (+44)* ■ Brokerage commissions (+1,903)* Total operating revenue after deducting financial expenses and cost of sales +12.4 ˍʤ +31,783 ʥ *Figures in parentheses indicate the variance from the previous year (USD thousand) ■ Total operating revenue after deducting financial expenses and cost of sales YoY Comparison (12 months) Analysis: Operating Revenue (USD) 97,456 0 2023/3 2024/3 28 99,359 60,930 60,974 91,933 122,705 4,892 256,147 5,828 287,930 50,000 100,000 150,000 200,000 250,000 300,000

YoY Comparison (12 months) Analysis: SG&A (USD) Total SG&A - 0.7 ˁ ( - 1,734) ■ Other ( - 540) ■ Advertising expenses ( - 11,367) ■ Amortization and depreciation ( - 607) ■ Communication, freight and information expenses (+1,988) ■ Commissions paid and association dues (+4,689) ■ Compensation and benefits (+4,102) * * Includes $4.5M of severance payments in 4Q of FYE Mar. 31, 2024 *Figures in parentheses indicate the variance from the previous year (USD thousand) ■ Total SG&A (USD thousand) US: Significantly reduced advertising expenses as part of the re - focus strategy on the active traders. Commissions paid and association dues increased because of a higher mix of futures volumes traded driving higher futures clearing and exchange fees. 96,037 0 2023/3 2024/3 29 100,139 38,589 43,278 18,368 20,356 23,901 23,294 38,215 26,848 31,186 30,646 246,296 244,561 50,000 100,000 150,000 200,000 250,000

YoY Comparison (12 months) Analysis: Operating Revenue Crypto: The rebound in crypto asset values has led to an increase in volume and net trading income. * ■ Total operating revenue after deducting financial expenses and cost of sales (JPY million) ■ Other ( - 951) ■ Net trading income (+2,813) * Total operating revenue after deducting financial expenses and cost of sales +25.3% ʤ +1,862) *Figures in parentheses indicate the variance from the previous year (JPY million) Trading value at marketplace ¥157.1B FYE Mar. 31, 2023 ¥234.6B FYE Mar. 31, 2024 5,567 0 2023/3 2024/3 30 8,380 1,803 851 7,369 9,231 2,000 1,000 3,000 5,000 4,000 6,000 7,000 9,000 8,000 10,000

YoY Comparison (12 months) Analysis: SG&A Crypto: The flexible expense structure, focused on variable cost management, has helped to generate incremental profitability as the crypto market improves. Total SG&A - 16.5 ˁ ( - 1,332) ■ Other ( - 536) * ■ Advertising expenses ( - 685) ■ Communication, freight and information expenses ( - 105) ■ Commissions paid (+27) ■ Compensation and benefits (+117) ■ System related expenses ( - 150) *Figures in parentheses indicate the variance from the previous year (JPY million) * Other includes professional fees related to De - SPAC ¥593 ( - 520) for FYE Mar. 31, 2024. (JPY million) ■ Total SG&A 1,312 0 2023/3 2024/3 31 1,162 2,300 2,418 874 339 769 367 1,346 661 1,919 1,383 8,090 6,758 2,000 4,000 6,000 8,000 10,000

Reference : Monex Securities YoY Comparison (12 months) Analysis: Net Income 32 Monex Securities: All revenue streams increased due to the brisk Japanese stock market. Alliances with partner companies have been also successful, leading to a significant growth in mutual fund related revenues. Net operating revenue +18.6 ˍʤ +5,499 ʥ *Figures in parentheses indicate the variance from the previous year (JPY million) ■ Other (+210) ■ Mutual funds related revenues (+678) ■ FX & fixed income (+82) ■ Net financial income (+2,823) *1 ■ Brokerage commissions (+1,707) *2 *1 Net financial income of margin trading +805, Net financial income of stock lending +939 (excluding dividend received +924), Financial income from time deposit of U.S dollar cash +852 *2 Brokerage commissions from Japanese equities +1,791 Brokerage commissions from US equities - 103 8,869 10,576 8,090 10,913 7,676 7,757 3,772 4,450 1,412 29,611 1,202 35,111 0 ■ Net operating revenue (JGAAP) (JPY million) 40,000 35,000 2023/3 2024/3 * Differences of the figures above from the financial accounting: (1) Gains/losses related to point services recorded in "brokerage commissions" are reclassified to "other." (2) Foreign exchange gains/losses recorded in financial income are reclassified to FX & fixed income.. 5,000 10,000 15,000 20,000 25,000 30,000

Reference : Monex Securities YoY Comparison (12 months) Analysis: SG&A 33 Monex Securities: Mutual fund related commissions increased due to the full - fledged alliance with AEON Bank. Personnel expenses rose due to base - pay increases. SG&A Total +12.0 ˁ (+3,163) ■ Other ʤ +3 ʥ ■ Advertising expenses ʤ +603 ʥ ■ Communication, freight and information expenses (+148) ■ Commissions paid, exchange and association dues (+1,128) ■ Compensation and benefits (+487) ■ System related expenses (+794) *Figures in parentheses indicate the variance from the previous year (JPY million) ■ Total SG&A (JGAAP) (JPY million) 10,535 11,328 3,819 4,306 4,977 6,105 1,647 1,771 1,499 2,374 3,733 3,736 26,335 29,498 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 2023/3 2024/3

Shareholder Distribution The year - end dividend for this fiscal year is scheduled to be 15.0 yen per share. The Company will keep committed to improving TSR. ◆ Dividend Per Share (JPY) ◆ Return to Shareholders 34 2.6 3.7 2.7 2.7 4.5 7.6 7.8 8 2.6 6.3 2.7 3.2 7.5 7.7 7.9 15.0 30 25 20 15 10 5 0 FYE Mar.31, 2017 FYE Mar.31, 2018 FYE Mar.31, 2019 FYE Mar.31, 2020 FYE Mar.31, 2021 FYE Mar.31, 2022 FYE Mar.31, 2023 FYE Mar.31, 2024 FYE Mar.31, 2025 Interim Year - end 1,459 2,721 1,435 1,510 3,092 4,010 4,111 5,924 1,000 4,030 2,000 3,389 5,000 0 2,000 8,000 6,000 4,000 (JPY million) 10,000 FYE Mar.2017 FYE Mar.2019 FYE Mar.2021 FYE Mar.2023 FYE Mar.2025 Amount of dividends Amount of acquisition of own shares 172% 105% 105% 65% 264% 154% Monex Group, Inc.(dividend included) TOPIX(dividend included) 334% 250% 0% 100% 200% 300% 400% 2017/3 2018/3 2019/3 2020/3 2021/3 2022/3 2023/3 2024/3 ◆ TSR (Total Shareholder Return : five - year basis) * the profit from the sale and valuation of the shares in Docomo Monex Holdings was excluded 15.0 or More 15.0 or More 0% 1% 17% 3% 27% 13% 8% 8% 4% 0% 10% 20% 30% FYE Mar.2017 FYE Mar.2018 FYE Mar.2019 FYE Mar.2020 FYE Mar.2021 FYE Mar.2022 FYE Mar.2023 FYE Mar.2024 ◆ ROE (Return on equity) ROE ʤˍʥ ROE(Based on actual performance*)

Investors' Guide

MONEX GROUP

Shareholders distribution

◆ Our basic policy for shareholders distribution

Our basic principle is to increase our corporate value in a sustainable way as we drive investments in the growth areas and enhancing our operating base in an aggressive yet proper manner, while keeping a right balance of returning profits to our shareholders. Therefore, shareholder returns shall be as follows. The Company will aim to pursue enhanced total shareholder return*1.

1. The Company pays the minimum annual dividend of 30 yen per share.
2. In addition, if 50% of profit attributable to owners of the Company per share exceeds the minimum amount stated in 1. above, then the minimum dividend payment shall be 50% of profit attributable to owners of the Company per share*2.
3. The Company conducts share buyback in response to circumstances.

*1 Total shareholder return = (total capital gain + total dividends paid) /invested amount.

*2 For the purpose of calculating dividends for the year ended March 31, 2024, in calculating profit attributable to owners of the Company for the year ended March 31, 2024, the sum of the gain on the Sale of Shares (*3) and the fair value gain on the application of the equity method in the consolidated statement of income (IFRS) for the year ended March 31, 2024 will be excluded from the calculation.

*3 Monex Securities formed an intermediate holding company by means of a sole share-transfer and, afterwards, the Company sold some of such common shares it holds in the intermediate holding company to NTT DOCOMO on January 4, 2024.

Shareholders & indicators per share

◆ Major shareholders and shareholder breakdown (as of Mar. 31, 2024)


MOMO&Co. and Oki Matsumoto 9.0%*2
Monex Group, Inc. 0.6%
Securities company 4.0%
Shizuoka Financial Group, Inc. 20.7%
Foreign institutions, etc. 22.7%
Individuals, etc. 25.4%
Financial institutions 14.6%
Other institutions 3.5%

*1 The graph made by Monex based on shareholders' list as of Mar. 31, 2024. The number of outstanding shares is 257,947,100 shares.

*2 MOMO&Co. is an asset management company in which Oki Matsumoto personally owns 100% of the outstanding shares. As already disclosed in a change report (Report on Large Volume Holding) dated March 15, 2024, approximately 6.5 million of the Company shares held by Oki Matsumoto have been transferred to MOMO&Co.

◆Indicators per share

	FYE Mar. 2020	FYE Mar. 2021	FYE Mar. 2022	FYE Mar. 2023	FYE Mar. 2024
Equity attributable to owners of the Company per share (BPS)	297.70 yen	347.67 yen	391.64 yen	388.67 yen	511.38 yen
Earnings per share attributable to owners of the Company (EPS)	11.59yen	55.82yen	50.00yen	12.85yen	121.67 yen
Rate of Return on Equity (ROE)	3.9%	17.3%	13.4%	3.3%	27.1%
Dividends per share	5.9yen	12.0yen	15.3yen	15.7yen	23.0yen

35

Ⅲ . Business Update 36

0 3 6 9 12 2014/3 2015/3 2016/3 2017/3 2018/3 2019/3 2020/3 2021/3 2022/3 2023/3 2024/3 Customer Assets at Monex Securities Japanese Equities Others Foreign Equities Mutual Fund Monex Securities 1/3 The alliance with nationwide partners and the reinforced asset management business drive rapid growth in the customer base and their assets in custody as well as steady progress of the asset gathering model. Advocated asset gathering model ¥ 8.3 T (JPY Trillion) 15 202X/3 37 *The figures in the above chart are calculated by adding Monex Asset Management's assets under management to Monex Securities' assets under custody, deducting the amount of "ON COMPASS" held by Monex Securities' clients.

Monex Securities 2/3

docomo MONEX GROUP

Through the collaboration of NTT DOCOMO's service platforms and customer base with Monex Securities' products and services, we aim to integrate financial investment into people’s daily lives.

FYE Mar. 2024

FYE Mar. 2025 or later

❶ Service linkage example

Creating online leads to attract customers from the d-Barai app.

Redirecting customers to Monex Securities’ account opening page.


キャンペーン
クーポン
ポイント投資
保険
資産運用 NISA
請求書払い
つかえるお店
限度額
毎日くじ
d払いタッチ設定
お金を借りる
マネックスで
新NISA スタート
ドコモ提携記念
dポイント
最大 4,200pt
プレゼント!
2024年4月1日(月)～2024年6月30日(日)
口座開設・維持費は無料
ドコモ×マネックスで
NISAをはじめよう！
NISAをはじめる
マネックス証券
証券口座開設(無料)

① d CARD installment service (summer 2024)

Allowing periodic investments of mutual funds using d CARD.

② d POINT linkage (fall 2024)

Awarding d POINTs based on transactions and enabling the purchase of mutual funds with d POINTs.

③ Account linkage between d Account and Monex Securities

Log-in and sign up for Monex Securities by using their d Account data.

④ d-Barai App linkage

Asset building services for beginners through the d-Barai app.

38

Monex Securities 3/3 Customers of the partner companies continues to open accounts at Monex Securities. The percentage of NISA accounts *1 opened simultaneously with brokerage account is high, contributing to attracting a new customer base. 39 Mutual fund accounts *3 + 340 K NISA accounts *3 + 170 K Favorable openings of brokerage and NISA account by novice traders Completed account transfer (Jan. 4, 2024) Mutual fund accounts Number of AEON Bank accounts 8.59 M *2 Net NISA account openings *4 + 217 k *1 NISA (Nippon Individual Savings Account) is a tax - exempt account and can only be opened at one financial institution per person, which can likely become the person’s primary account. *2 As of Feb 29, 2024 *3 As of Dec 31, 2023 (Including duplicate account of AEON Bank and Monex Securities) *4 Period from Jan to Mar 2024 *5 As of Mar 31, 2024 Number of d POINT Club Members 100 M *5 Net brokerage account openings *4 + 346 k Total accounts *5 2.63 M New collaborations to be launched to foster account openings

0 20 40 60 80 100 120 0 0 0 0 0 0 Jun - 21 Sep - 21 Dec - 21 Mar - 22 Jun - 22 Sep - 22 Dec - 22 Mar - 23 Jun - 23 Sep - 23 Dec - 23 2024/4/22 Monex Asset Management Asset under management (AUM) of Monex Asset Management exceeded ¥550B. Robo - advisor services and activist funds have seen significant increases in balances since the beginning of the year (JPY Billion) * Data source: Japan Financial Service Agency https:/ /www.fsa.go.jp/common/about/research/20230421.html ■ Management of Institutional Money Monex Asset Management collects and manages institutional money from regional banks and other institutional investors. Rapid growth in AUM of private mutual fund balance. AUM as of Apr. 22, 2024 was approximately ¥450B. ■ Robo - advisor services ON COMPASS Ranked No.1 in Sharpe Ratio and returns for the past three and five years in the "2022 Fund Wrap Performance Net of Expenses" report*. 1 As of Apr. 22, 2024 Activist Fund (public and private) Robo - advisor services (ON COMPASS, ON COMPASS+) Others Asset Under Management of Robo - advisor service and Monex Activist Fund approx. ¥ 100 B ■ Monex Activist Fund Invests primarily in Japanese companies facing a period of change through open and inclusive engagement incorporating voices of retail investors. 40

Monex Activist Fund Through engagement with portfolio companies, Monex Activist Fund pursues not only its performance, but also the improvement in productivity of listed companies and the development of capital markets in Japan . Monex Activist Fund (MAF) ■ TAISHO PHARMACEUTICAL HOLDINGS CO., LTD . TAISHO announced the largest scale MBO in Japan in November 2023. MAF expressed an opinion against its TOB price of less than 1x P/B. ■ Shimamura Co., Ltd. Submitted a shareholder proposal to establish a new DOE of 5% in the Articles of Incorporation in response to their excellent operations, while its cash level continues to rise and internal reserves continue to build up. ■ Dai Nippon Printing Co., Ltd. Submitted a shareholder proposal to appoint Ken Kusunoki, a management scientist, as an outside director to promote structural reforms in low profitable businesses in mature industries. Recent Engagement Practices (JPY) 19,000 18,000 17,000 16,000 15,000 14,000 13,000 12,000 11,000 10,000 9,000 Changes in Asset Under Management of Monex Activist Mother Fund and Price of MAF ʤ 2020/4/9 ʛ 2024/3/29 ʥ 1 5 0 2 2 1 3 3 (JPY Billion) 4 00 50 00 50 00 50 00 0 Assets Under Management (right axis) Price (left axis) 41

Commissions stayed strong as trading from active customers remained steady. Brokerage commissions and other commissions ʤ USD Million ʥ TradeStation 1/4 ʤ DARTs: Thousand ʥ ʤ USD Million ʥ 0 5 10 15 20 25 30 0 10 20 30 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Brokerage commission and VIX Equities Options Futures Crypto VIX (right) 100 80 60 40 20 0 180 160 140 120 10 8 6 4 2 0 18 16 14 12 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Other commissions and DARTs (Equities + Options) Other commissions(left) DARTs (Equities + Options) (right) FYE Mar 31, 2023 FYE Mar 31, 2024 FYE Mar. 31, 2023 FYE Mar. 31, 2024 42

TradeStation 2/4 Net interest income from customer deposits remained strong due to high US interest rates. Interest on customer cash Interest income from customer cash deposits ($2.4 B as of the end of Mar. 2024) belongs to TradeStation and is recorded as net financial income. About 55% of customer cash invested at fixed rates to prepare for potential decline in US interest rates in the future. ʤ USD Million ʥ Floating rate 45% Fixed rate 55% The percentage of floating rate and fixed rate on investment of customer cash (As of the end of Mar. 2024) 0.00% 1.00% 3.00% 2.00% 4.00% 5.00% 6.00% 25 26 27 28 29 30 4Q 1Q 2Q 3Q 4Q Interest on customer cash and Fed Funds rate Interest on customer cash Fed Funds rate FYE Mar. 31, 2023 FYE Mar. 31, 2024 43

TradeStation 3/4 44 *1 Sophisticated and active customers whose monthly revenue is $500 or more in any month of each quarter (3 months) *2 Sophisticated and active customers whose monthly revenue is $500 or more in any month in a rolling 12 - month period 8,192 8,974 9,816 8,000 6,725 9,979 10,050 9,798 10,083 6,000 4,000 2,000 0 10,000 12,000 The number of target customers*1 of TradeStation is steadily growing. The number of target customers Continuing to increase the target customers despite slight decrease in the previous quarter due to the seasonality. The measurement method of target customers will be changed*2 in the next fiscal year so as not to be affected by seasonality. Target customers 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FYE Mar. 31, 2023 FYE Mar. 31, 2024

TradeStation 4/4 45 ʤ USD Million ʥ TradeStation captures active traders through organic marketing and third - party referral partners. Customers Revenue * by Funnel Source ʀ Third - party referral customers revenue as a percentage of total revenue approximates 32%. ʀ Focus on acquiring high value traders through outbound sales (face - to - face sales ), concierge services , etc. Customers Revenue* by Funnel Source *Financial income including interest on customer cash is included. 19 22 22 24 26 25 23 25 37 45 46 52 49 51 52 53 34% 33% 32% 32% 34% 33% 31% 32% 0% 5% 10% 15% 20% 25% 30% 35% 40% 0 10 20 30 40 50 60 70 80 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FYE Mar. 31, 2023 FYE Mar. 31, 2024 Third - party referral customers revenue (left) Organic customers revenue (left) Third - party referral customers revenue/Total (right)

Coincheck 1/5

MONEX GROUP

Strong retail customer base has enabled the expansion and growth of the institutional business.

As the institutional business grows, more users will be connected to the Coincheck platform.


More users to be connected
Marketplace
Exchange
Periodic Investment
OTC, etc.
BtoC
More partners to be connected
IEO
INO etc
BtoBtoC
Leading to rulemaking for industry development
toG

Exchange/Marketplace

- Maintains a solid industry position and a large retail customer base as a leading crypto asset trading platform in Japan.
- Circle and Coincheck to partner on expanding access to USDC in Japan.

Coincheck IEO*1 & Coincheck for Business

- Coincheck announced its fourth IEO. To date, Coincheck leads the Japanese market with the greatest number of completed IEOs.
- Started a dedicated consulting service for corporate clients in response to their various crypto related needs (e.g. purchasing/selling crypto asset and NFTs, accounting, IEO, etc.)

Coincheck NFT*2

- Continue to leverage the customer base of Coincheck and offer a wide range of NFTs.

*1 Initial Exchange Offering *2 Non Fungible Token

46

Coincheck 2/5 Coincheck is attracting customers as the Japan’s premier and most trusted crypto assets trading platform. Crypto asset exchange and marketplace *1 Among Japanese crypto asset exchange apps. Term: 2019 - 2023. Data source: AppTweak *2 March. 31, 2024 *3 Monthly crypto asset trading status table of JVCEA. As of February 29, 2024. Data source: https://jvcea.or.jp/about/statistics/ *4 April. 30, 2024 App Downloads No.1 domestic market share for 5 consecutive years *1 6.30 M DLs *2 Leading market share with 21% *3 share of verified accounts 1.98M accounts (+ 82K QoQ) Number of tokens supported by Coincheck trading platform *4 29 coins Coincheck plans to begin airing TV commercials on May 9, 2024 to acquire new customers and foster its brand awareness. 47

Coincheck 3/5

MONEX GROUP

Based on a strong reputation and large customer base, Coincheck supports product development that diversifies its earnings.

Coincheck Initial Exchange Offering (IEO)

Coincheck is the leading player in the Japanese IEO market, having completed the largest number of IEOs.

1st IEO - PLT


HashPalette
The blockchain for NFT

2nd IEO - FNCT


FNCT
Empowering the next billion dreams

3rd IEO (scheduled)


Brilliant crypto

- Coincheck and COLOPL Group's Brilliantcrypto entered into an agreement for an IEO
- This partnership aims to create a new gaming experience in the blockchain gaming markets.

4th IEO (scheduled)


IEO 契約締結
Fanplus
Fanpla
Coincheck

- Coincheck and Fanpla entered into an agreement for an IEO
- This partnership aims to issue tokens that will be used by paying members of fan clubs/fan sites that are operated by Fanplus.

48

Coincheck 4/5

MONEX GROUP

Coincheck is supporting the blockchain community through the introduction of Coincheck INO.

INO (NFT to be sold for the first time)

- Coincheck started "Coincheck INO," NFT collections to be sold for the first time.
- Coincheck handled the 3rd INO "De:Lithe Last Memories Doll NFT," a character used in the blockchain game "De:Lithe Last Memories," prior to the game's release.
- The 3rd INO ultimately created demand of 10,086, ~102.9x the target sale of 98 units.

1st INO "Adventurer Genesis Collection"

Demand ratio 113.8x


ETERNAL CRYPT

2nd INO " CEREZO OSAKA SUPPORTERS NFT"

Demand ratio 11.7x


CEREZO OSAKA
SUPPORTERS NFT
©CEREZO OSAKA
8
13

3rd INO "De:Lithe Last Memories Doll NFT"

Demand ratio 102.9x


Last Memories
© GeekOut / enish,inc.

49

Coincheck 5/5

MONEX GROUP

Coincheck Group (CCG)[*1] is proceeding with listing procedures.

We plan to be pubulicly listed company on Nasdaq to secure global talent and business opportunities.

- After the proposed business combination with Nasdaq-listed SPAC, Thunder Bridge Capital Partners IV, Inc. (THCP), CCG will be a public company listed on the Nasdaq exchange in the US (Extended[*2] the termination date of Business Combination Agreement[*3] to July. 2, 2024 following the approval at the special meeting of shareholders of THCP.)

- Working together with THCP, CCG aims to become a public company on the US Nasdaq to gain exposure to global investors and utilize Nasdaq-listed shares as global and effective currency to recruit global talent and acquire companies, thereby further expanding its crypto asset business.

*1 Coincheck Group will be the holding company for Coincheck, Inc.
*2 Extension of the termination date of Business Combination Agreement : https://www.monexgroup.jp/en/news_release/irnews/auto_20230623509260/pdfFile.pdf
*3 Business Combination Agreement：https://www.monexgroup.jp/en/news_release/irnews/auto_20220309503075/pdfFile.pdf

50

New Businesses (Japan segment) 51 Viling, Inc. operates classrooms to offer STEAM education STEAM Education Business Promote new businesses based on a corporate philosophy that aims to optimize an individual's lifetime balance sheet. STEAM / Bilingual Education Business Genome Platform Business New business alliances with partner companies GENEX’s Whole - Genome Test, which was launched in December 2022, was rebranded and a new product called GENEX’s Genome Test Entry, which focuses on the analysis of specific important genetic regions, has been introduced. Business alliance with a partner company Genex entered into capital and business alliances with TAUNS Laboratories, Inc. and TIS, Inc. to exchange each resource and capability. Also began providing analysis software for gene panel tests for intractable diseases with Juntendo University. GENEX’s Genome Test Entry (29,800 yen before tax, 32,780 yen after tax) Officially launched “AI Therapist, co - mii ” Officially released in Oct 2023, "AI Therapist, co - mii ," is a service that performs "diagnosis of developmental characteristics," "automatic issuance of individual support plans," and "presentation of support menus" for after - school day care services and child development support. Viling, Inc. continue to strive for improving the quality of support within the industry through the spread of "co - mii,“on the back of tailwind from legal reform.

ESG and Sustainability Promoting sustainability management by enhancing human rights, DEI *1 , and human resource development initiatives. Initiatives to strengthens human capital Creating a work environment in which officers and employees can maximize their abilities • Human rights: Established a consultation counter for executives and employees of group companies in Japan in line with the Monex Group Human Rights Policy, and implemented measures to strengthen screening and monitoring of business partners. • DEI: Implemented DEI training (50 participants) for executives of group companies in Japan. • Human resource development: Implemented 1 - on - 1 meeting training for managers with the aim of improving growth in scores of organizational engagement. Selected in several ESG Indices adopted by GPIF *2 • Selected as a constituent of the MSCI ESG Japan Equity Select Leaders Index, which was newly adopted as a result of GPIF's review of ESG equity management. • Selected for all six ESG domestic equity indices used by GPIF. *1 Diversity Equity Inclusion *2 Government Pension Investment Fund 52

Appendix: Group Overview 53

Appendix: Highlights 4Q of FYE Mar. 2024 (3 months) 1/3 54 Japan Consolidated ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit ◆ Total operating revenue after deducting financial expenses and cost of sales, and quarterly profit attributable to owners of the Company (JPY Million) (JPY Million) Pre - tax income 38,429 19,033 20,203 20,749 17,435 1,458 2,414 1,844 2,284 24,751 Quarterly profit attributable to owners of the Company 21,369 0 10,000 20,000 30,000 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q Total operating revenue after deducting financial expenses and cost of sales 7,589 8,976 8,922 9,029 2,062 405 1,774 1,625 1,311 15,956 0 5,000 10,000 15,000 20,000 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q Total operating revenue after deducting financial expenses and cost of sales Segment profit (Quarterly profit before income taxes)

Appendix: Highlights 4Q of FYE Mar. 2024 (3 months) 2/3 Crypto Asset US ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit (JPY Million) (JPY Million) 9,675 9,796 10,440 10,438 10,946 1,862 1,374 1,255 1,412 1,633 12,000 8,000 4,000 0 - 4,000 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q Total operating revenue after deducting financial expenses and cost of sales Segment profit (Quarterly profit before income taxes) 1,583 1,178 1,419 2,214 4,420 - 152 - 396 - 160 589 2,805 - 5,000 5,000 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q Total operating revenue after deducting financial expenses and cost of sales Segment profit (Quarterly profit before income taxes) 55

Appendix: Highlights 4Q of FYE Mar. 2024 (3 months) 3/3 Investment Asia Pacific ◆ Total operating revenue after deducting financial expenses, and Segment profit (JPY Million) (JPY Million) 248 227 240 208 263 - 30 - 45 7 - 38 - 16 800 600 400 200 0 - 200 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q Total operating revenue after deducting financial expense Segment profit (Quarterly profit before income taxes) 209 56 211 - 43 187 191 - 64 - 38 - 34 - 26 - 80 - 500 0 500 2023/3 4Q 2024/3 1Q 2024/3 2Q 2024/3 3Q 2024/3 4Q

Appendix: Highlights FYE Mar. 2024 (12 months) 1/3 Japan ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit Pre - tax income 47,170 ◆ Total operating revenue after deducting financial expenses and cost of sales, and profit attributable to owners of the Company Consolidated 57 (JPY million) (JPY million) 47,990 73,695 83,549 73,316 79,756 3,011 14,354 13,017 3,392 31,293 100,000 80,000 60,000 40,000 20,000 0 2020/3 2021/3 2022/3 2023/3 2024/3 Total operating revenue after deducting financial expences Profit attributable to owners of the Company 24,342 29,099 30,438 30,940 28,989 2,251 7,276 11,965 5,781 20,665 0 20,000 40,000 60,000 2020/3 2021/3 2022/3 2023/3 2024/3 Total operating revenue after deducting financial expences and cost of sales Segment profit

Appendix: Highlights FYE Mar. 2024 (12 months) 2/3 Crypto Asset (JPY million) (JPY million) US ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit 19,887 22,958 23,579 34,503 41,621 1,763 3,200 - 5,557 - 227 5,674 45,000 35,000 25,000 15,000 5,000 - 5,000 - 15,000 2020/3 2021/3 2022/3 2023/3 2024/3 Total operating revenue after deducting financial expences and cost of sales Segment profit 3,812 20,822 28,621 7,369 9,231 293 9,868 13,870 - 876 2,838 30,000 20,000 10,000 0 - 10,000 2020/3 2021/3 2022/3 2023/3 2024/3 Total operating revenue after deducting financial expences and cost of sales Segment profit 58

Appendix: Highlights FYE Mar. 2024 (12 months) 3/3 Investment Asia Pacific ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit (JPY million) (JPY million) 634 1,222 1,053 939 - 230 519 171 - 158 - 91 2,000 1,500 1,000 500 0 - 500 2020/3 2021/3 2022/3 2023/3 2024/3 Total operating revenue after deducting financial expences and cost of sales 1,604 Segment profit 148 59 509 465 308 104 94 438 376 216 13 0 1,000 2020/3 2021/3 2022/3 2023/3 2024/3

Consolidated balance sheet As of Mar. 31, 2024 60 * Property and equipment +Intangible assets + Equity method investments + Investments in securities Level 3 (unlisted stocks, etc.) Key points of the consolidated balance sheet of Monex Group 1. The holding company Monex Group, Inc. has no net debt at the end of the current period and has sufficient cash. 2. Trust assets, which are segregated deposits received from customers and guarantee deposits received, account for more than half of the total assets. 3. Since the balance of assets and liabilities related to securities transactions, etc., changes depending on customer transaction trends, securities companies secures sufficient liquidity by raising funds through bonds and loans payable. 4. Fixed assets are about 70% of the total equity. Low fixed ratio and high financial soundness. (Unit: JPY Billion) <Net debt> - Bonds and loans payable ʤ held by the holding company ʥ 31.9 Cash and cash equivalents ʤ held by the holding company ʥ Net debt ¥0 <S egregated deposits received, etc. from customers> 450.5 Deposits received ʀ guarantee deposits received (Mainly deposits from customers and others) 404.6 Cash segregated as deposits (Segregation of customer deposits and others) <Assets and liabilities related to securities transactions, etc.> 45.9 Liabilities related to securities transactions, etc. (Loans payable secured by securities and others) 102.8 Assets related to securities transactions, etc. (Margin transaction assets and others) 44.0 Crypto asset related liabilities (deposits received and borrowing of crypto assets for customer transactions) 44.2 Assets related to crypto asset (holding and lending of crypto assets for customer transactions) 55.9 Bonds and loans payable (Subsidiaries) 66.1 Cash and cash equivalents (held by subsidiaries) <Other assets/liabilities> 32.2 Other liabilities 16.4 Other assets <Fixed assets and & equity capital> 133.1 Total equity 95.7 Fixed assets* 761.6 Total liabilities and equity 761.6 Total assets

Corporate Governance Established global - standard corporate governance practices and emphasis on dialogue with retail/institutional investors. Adoption of “company with three committees” structure - highly effective executive management monitoring system - Adopted “company with committees” structure in June 2013. - Became a company with a nominating committee, etc. on May. 2015, in accordance with the revision of the Companies Act - Each of the three committees is chaired by an independent and outside director. Directors with various backgrounds - Independent and outside directors accounts for approx. 60% of the board of directors. - Appointed a lead outside director. Actively exchanges opinions at meetings led by the lead outside director and composed mainly by independent and outside directors. - Various backgrounds: Management experience (current/former CEOs of listed companies or global companies), expertise (lawyer, CPA, patent attorney), business experience (finance, IT, global business), culture and society (gender, country of residence, age). Fair disclosure and dialogue for retail/institutional investors - Timely and fair information disclosure both in Japanese and English simultaneously. - Active dialogue with shareholders: CEO holds quarterly presentation sessions for retail shareholders. - Annual general meeting of shareholders is held on weekend so that retail shareholders can attend the meeting, and stopped to ask the questioner to disclose his/her name or the shareholder number at its Q&A session. 61

■ Monex, Inc. (Tokyo, Japan) One of the major online brokerage firms in Japan • President : Yuko Seimei • Founded in 1999 • Aims to provide retail investors the level of creative products and services offered to institutional investors • Products and services: Equities (Japan, US, China), futures and options, FX, mutual funds, bonds, cryptocurrency CFD, etc. • # of total accounts: 2.60 million • Customer assets held in custody: JPY 8.3 trillion ■ TradeStation Group, Inc. (Florida, US) Online securities group with award - winning trading technology development capabilities • President and CEO: John Bartleman • Founded in 1982, joined Monex Group in Jun. 2011 • An award - winning TradeStation platform recognized and highly regarded by active traders . Executes and clears US equities for group's securities companies • Products and services: Equities, options and futures, etc. • # of total accounts: 168 thousand • Customer assets held in custody: USD 12.1 billion ■ Monex Ventures, Inc. (Tokyo, Japan) Venture capital • President: Seiichiro Wada • Founded in 2005 • Investment size of a flagship fund “MV I Investment Limited Partnership”: JPY 2.65 billion 62 (As of Mar. 31, 2024) ■ Coincheck, Inc. (Tokyo, Japan) Crypto asset Exchange/Marketplace agency that is ranked No.1 in crypto asset trading app downloads in Japan for 5 consecutive years. • President: Satoshi Hasuo • Founded in 2012, joined Monex Group in Apr. 2018 • Cryptocurrencies available: Bitcoin (BTC), Ethereum (ETH), Ethereum Classic (ETC), Ripple (XRP), NEM (XEM), etc. • # of verified users: 1.98 million • Customer assets held in custody: JPY 708.4 billion ■ Monex Boom Securities (H.K.) Limited (Hong Kong) First online stockbroker for retail investors in Asia Pacific • COO: Ivan Law • Founded in 1997, joined Monex Group in Dec. 2010 • Products and services: Equities (16 markets such as Hong Kong, US, Japan, etc.), Futures, and Trades available in 6 currencies in a single trading account • # of accounts with balance: 21 thousand • Customer assets held in custody: JPY 245.8 billion ■ Monex Asset Management, Inc. Investment management service • President: Katsuki Mandai • Founded in 2015 ■ Japan Catalyst, Inc. Investment Advisory Business • President: Taro Hirano • Founded in 2019 Overview of Monex Group and Main Group Companies

MONEX GROUP

Group Overview of the Group

Listed Holding Company **Monex Group, Inc.**

[Japan Segment]

Online Brokerage [Equity method affiliate]
MONEX
Monex, Inc.
Comprehensive investment service provider

Asset Management
Monex Asset Management
Monex Asset Management, Inc.
Small-lot and low-cost discretionary investment management wrap service

Asset Management
Japan Catalyst, Inc.
Japan Catalyst, Inc.
Investment Advisory and Agency Business

Custodial Trust
マネックスSP信託
Monex SP Trust, Inc.
Manages and disposes trust properties such as securities/cash under instructions

Wealth Management
Monex Private Bank, Inc.
Private banking services for high net worth clients

Marketing DX
Crafter
Crafter, Inc.
Automated-chatbot system provider

Education
VILING.inc
Viling, Inc.
Education

Genome Platform
GENEX
Genex, Inc.
Whole genome information platform where patients utilize one's data with security

[Investment Business Segment]

Investment and incubation
MONEX Ventures
Monex Ventures, Inc.
Venture capitalist

[US Segment]

TradeStation®
TradeStation Group, Inc.
Intermediate Holding Company (US)

Online Brokerage
TradeStation Securities, Inc.
Brokerage firm catering to active traders (US)

Online Brokerage
TradeStation International Ltd
(UK)

Technology Support
TradeStation Technologies, Inc.
(US)

TradeStation Global Services, S.A.
(Costa Rica)

[Crypto Asset Segment]

Crypto Asset Exchange Agency
Coincheck
Coincheck, Inc.
Offering Coincheck, a crypto asset exchange

[Asia Pacific Segment]

Monex International Limited
Intermediate holding company

Online Brokerage
BOOM TRADE LOCALLY · INVEST GLOBALLY
Monex Boom Securities (H.K.) Limited
(HK)

(As of Mar. 31, 2024)

63

Investment Segment – Portfolio 1/4 ◆ Monex Ventures, Inc. 64 ◆ MONEX EDISON Investment Limited Partnership

Investment Segment – Portfolio 2/4 65 ◆ MV I Investment Limited Partnership

Investment Segment – Portfolio 3/4 ◆ MV II Investment Limited Partnership 66 ◆ MV I Investment Limited Partnership

Investment Segment – Portfolio 4/4 ◆ Social Impact Investment Fund 67

Disclaimer 68 About Coincheck Important Information About the Business Combination and Where to Find It In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“THCP”) and others, CCG intends to file a registration statement on Form F - 4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP’s solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the US Securities and Exchange Commission (“SEC”), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066. Participants in the Solicitation CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP’s stockholders in connection with the proposed business combination. THCP’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck’s website at corporate.coincheck.com, or in THCP’s registration statement on Form S - 1 filed on June 21, 2021, respectively. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP’s stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination. Forward - Looking Statement This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Company, THCP, Coincheck and CCG. Forward - looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward - looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the US

© Monex Group, Inc. www.monexgroup.jp/